SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2003

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

For Immediate Release:                                                                                                                                                                                                                                                  3 February 2003

SKYEPHARMA TO PRESENT AT THE MERRILL LYNCH PHARMACEUTICAL

BIOTECHNOLOGY & MEDICAL DEVICE CONFERENCE

NEW YORK, February 3, -- SkyePharma PLC (Nasdaq: SKYE; LSE: SKP) announced today that the Company's Chief Executive Officer, Michael Ashton, will make a presentation at the Merrill Lynch Global Pharmaceutical, Biotechnology & Medical Device Conference on Thursday, February 6, 2003 at 10.10 a.m. (EST) at the Grand Hyatt Hotel, New York. The presentation will be webcast live by Merrill Lynch and may be accessed under the investor relations tab at www.skyepharma.com, where it will be archived for 14 days.

SkyePharma PLC, one of the world's leading drug delivery companies, provides innovative services to major pharmaceutical partners from the point of drug discovery through the approval process. Its five technologies, oral, injectable, inhalation, topical, and nanoparticulate solubilisation encompass the vast majority of delivery systems in use by the pharmaceutical industry. For more information, visit SkyePharma's web site at www.skyepharma.com.

For further information please contact:

US Investor Relations                                                                                                                            + 1 (212) 753-5780

Sandra Haughton

Buchanan Communications                                                                                                                +44 (0) 207 466 5000

Tim Anderson / Nicola How

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

Date:   February 3, 2003